

3/1/06



SEC 06002315 MISSION

RECEIVED FEB 27 2006 WASH. D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____June 1, 2005____ AND ENDING____Dcember 31, 2005____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aboukinane, Ali, dba Keenan Securities

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5959 W. Century Blvd., Suite 566

(No. and Street)

Los Angeles   California   90045

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ali Aboukinane   (760) 778-6080

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 214, Encino, CA   91316

(Address)   (City)   (State)   (Zip Code)

PROCESSED
AUG 30 2006
THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____ Ali Aboukinane _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Keenan Securities _____ , as of _____ December 31 _____ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____   Ali Aboukinane

_____
Signature

~~PINOP~~ President
_____
Title

_____
Notary Public

DAVE BERGHOFF
Comm # 1558999
Notary Public-California
Riverside County
My Commission Expires
March 13, 2009

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON

Certified Public Accountant

5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Keenan Securities
Los Angeles, California

I have audited the accompanying statement of financial condition of Keenan Securities as of December 31, 2005 and the related statements of income, changes in proprietor's capital, and cash flows for the seven months then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keenan Securities as of December 31, 2005 and the results of its operations and cash flows for the seven months then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 3, 2006

KEENAN SECURITIES

Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$2,076
Deposit wih clearing firm	15,071
Total assets	$17,147

LIABILITIES AND PROPRIETOR'S CAPITAL

LIABILITIES:

Accounts payable	2,000
Total liabilities	$2,000

PROPRIETOR'S CAPITAL:

Proprietor's capital	15,147
Total liabilities and proprietor's capital	$17,147

KEENAN SECURITIES

Statement of Income
For the seven months ended December 31, 2005

REVENUES:

Interest income	$71
Other income	663
Total income	734

EXPENSES:

Commissions	3,000
Office expense	14,380
Professional fees	5,124
Other expenses	7,820
Total expenses	30,324

NET LOSS	($29,590)

The accompanying notes are an integral part of these financial statements

KEENAN SECURITIES

Statement of Changes in Proprietor's Capital
For the seven months ended December 31, 2005

	Proprietor's capital	Net loss	Total Proprietor's Capital
Beginning balance June 1, 2005	0	0	0
Capital Contibutions	44,737		44,737
Net loss		(29,590)	(29,590)
Ending balance December 31, 2005	$44,737	($29,590)	$15,147

The accompanying notes are an integral part of these financial statements.

KEENAN SECURITIES

Statement of Cash Flows
For the seven months ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss $ (29,590)

Adjustments to reconcile net loss to net cash
used in operating activities:

(Increase) decrease in:
Deposit with clearing firm (15,071)

Increase (decrease) in:
Accounts payable 2,000

Total adjustments (13,071)

Net cash used in operating actitivies (42,661)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contibutions 44,737

Net cash provided by financing activities 44,737

Increase in cash 2,076

Cash - end of period $2,076

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest $0
Income taxes $0

KEENAN SECURITIES

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Keenan Securities (the "Company") a sole proprietorship was formed May 31, 2005 under the laws of the State of California received its independent broker dealer registration. The Company is currently registered in one (1) state as well as with the National Association of Securities Dealers (NASD), Securities and Exchange Commission (SEC).

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of exempt government securities and equities. Trades are cleared on a fully disclosed basis through a clearing agreement with Penson Financial Services, Inc.

Summary of significant accounting policies:

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

The Company is a sole proprietorship under the federal and state tax laws and is taxed on their individual income tax returns.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 100% of the revenues were generated in the state of California.

Notes to Financial Statements
December 31, 2005

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2005 the company's net capital of $15,147 exceeded the minimum net capital requirement by $10,147; and the Company's ratio of aggregate indebtedness ($2,000) to net capital was 0.13 to 1, which is less than 8:1 ceiling for a broker dealer in its first year of operation.

KEENAN SECURITIES

Statement of Net Capital
Schedule 1
December 31, 2005

	Focus 12/2005	Audit 12/2005	Change
Proprietor's Capital,December 31, 2005	$18,609	$15,147	$3,462
Subtract - Non allowable assets:			
Tentative net capital	18,609	15,147	3,462
Haircuts:	0	0	
NET CAPITAL	18,609	15,147	3,462
Minimum net capital	(5,000)	(5,000)	
Excess net capital	13,609	10,147	3,462
Aggregate indebtedness	0	2,000	(2,000)
Ratio of aggregate indebtedness to net capital	0.00%	0.13%	

The differences were caused by
year end accruals

The accompanying notes are an integral part of these financial statements.

9

KEENAN SECURITIES

December 31, 2005

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3 (k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision

The accompanying notes are an integral part of these financial statements.

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BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 ● (818) 501-8800

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5

Board of Directors
Keenan Securities
Los Angeles, California

In planning and performing my audit of the financial statements of Keenan Securities for the seven months ended December 31, 2005, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Keenan Securities including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

11

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 3, 2006